Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Financial Engines, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Financial Engines, Inc. of our report dated February 21, 2012, with respect to the consolidated balance sheets of Financial Engines, Inc. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Financial Engines, Inc.

(signed) KPMG LLP

Santa Clara, California

February 21, 2012